EXHIBIT 99.4

PURCHASES BY FOSUN INTERNATIONAL OF FOCUS MEDIA ADSs

SINCE THE FILING OF AMENDMENT NO. 2 TO THE ORIGINAL 13D

Trade Date	Number of ADSs	Number of Underlying Ordinary Shares	Price Per ADS (excluding commissions) (US$)
2009-1-23	1,613,074	8,065,370	6.8989
2009-1-26	352,500	1,762,500	7.4897
2009-1-27	179,892	889,460	7.3678
2009-1-28	18,578	92,890	7.8377